Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
	2015	2014

Earnings Available for Fixed Charges
Income (loss) from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$(476)	7,126
Distributions greater (less) than equity in earnings of affiliates	(41)	681	*
Fixed charges, excluding capitalized interest**	548	418

	$31	8,225

Fixed Charges
Interest and debt expense, excluding capitalized interest	$412	326
Capitalized interest	191	241
Interest portion of rental expense	57	38

	$660	605

Ratio of Earnings to Fixed Charges***	—	13.6

    * Includes a significant distribution from a Canadian joint venture.

  ** Includes amortization of capitalized interest totaling approximately $79 million in 2015 and $55 million in 2014.

*** Earnings were insufficient to cover fixed charges by $629 million in the second quarter of 2015.